UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

_______________________________

 EAGLE POINT INCOME COMPANY INC.
__________________________________________________________________________
 (Name of Issuer)

Common Stock, par value $0.001 per share
 __________________________________________________________________________
(Title of Class of Securities)

269817102
 __________________________________________________________________________
(CUSIP Number)

December 31, 2021
  __________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269817102	13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS Enstar Group Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,764,580 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,764,580 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,764,580
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 61.20% (1)
12		TYPE OF REPORTING PERSON (see instructions) CO, HC

(1)This percentage is calculated based upon 6,151,347 shares of the Issuer’s Common Stock issued and outstanding as of September 30, 2021 as disclosed in the Financial Statements filed by the Issuer on November 16, 2021.

CUSIP No. 269817102	13G	Page 3 of 6 Pages

Item 1.

(a)Name of Issuer:
Eagle Point Income Company Inc. (the "Issuer")

(b)Address of Issuer’s Principal Executive Offices:
    600 Steamboat Road, Suite 202
    Greenwich, CT 06830

Item 2.

(a)Name of Person Filing:

Enstar Group Limited

(b)Address of Principal Business Office(s):
    P.O. Box HM 2267
    Windsor Place, 3rd Floor
    22 Queen Street
    Hamilton, Bermuda HM JX

(c)Citizenship:
The Reporting Person is organized under the laws of Bermuda.

(d)Title of Class of Securities:
Common Stock, par value $0.001 per share

(e)CUSIP Number:
    269817102

Item 3.

Not applicable.

Item 4. Ownership.

(a)Amount Beneficially Owned:

As of December 31, 2021, the shares were held as follows by wholly-owned subsidiaries of Enstar Group Limited:
1,731,290 shares held by Clarendon National Insurance Company, a Texas domiciled insurance company;
1,798,004 shares held by Enstar Holdings (US) LLC, a Delaware limited liability company; and
235,286 shares held by Cavello Bay Reinsurance Limited, a Bermuda domiciled insurance company.

Enstar Group Limited, a Bermuda holding company (“Enstar”), and certain intermediate holding companies set forth below under Item 7 may be deemed to beneficially own all of these shares.

(b)Percent of Class:
61.20% (based upon 6,151,347 shares of the Issuer’s Common Stock issued and outstanding as of September 30, 2021 as disclosed in the Financial Statements filed by the Issuer on November 16, 2021).

(c)Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote: 0
(ii)    Shared power to vote or to direct the vote: 3,764,580
(iii)    Sole power to dispose or to direct the disposition of: 0
(iv)    Shared power to dispose or to direct the disposition of: 3,764,580

CUSIP No. 269817102	13G	Page 4 of 6 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See attached Appendix A

Item 8. Identification and Classification of Members of a Group.

    Not applicable.

Item 9. Notice of Dissolution of Group.

    Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 269817102	13G	Page 5 of 6 Pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

                                Enstar Group Limited

                                By:     /s/ Orla Gregory
                                Name:     Orla Gregory
                                Title:     Acting Chief Financial Officer

CUSIP No. 269817102	13G	Page 6 of 6 Pages

Appendix A

Subsidiary:

Kenmare Holdings Ltd.*
Cavello Bay Reinsurance Limited
Enstar (US Asia-Pac) Holdings Limited*
Enstar USA, Inc.*
Enstar Holdings (US) LLC*
Clarendon National Insurance Company*

*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G